

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Deshyo LLC
File Number: 802759414

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 07/02/2017

Effective: 07/02/2017



Rolando B. Pablos
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/

Phone: (512) 463-5555
Prepared by: Renee Guerrero

Fax: (512) 463-5709
TID: 10306

Dial: 7-1-1 for Relay Services
Document: 748168500002